Exhibit 99.1

Atour Lifestyle Holdings Limited Reports Fourth Quarter and Full Year 2022 Unaudited Financial Results

•	Net revenues for the fourth quarter of 2022 increased by 5.8% year-over-year to RMB626 million (US$91 million) , compared with RMB592 million for the same period of 2021. Net revenues for 2022 increased by 5.4% year-over-year to RMB2,263 million (US$328 million) compared with RMB2,148 million for 2021.

•	Net loss for the fourth quarter of 2022 was RMB83 million (US$12 million). For 2022, net income was RMB96 million (US$14 million). Adjusted net income (non-GAAP)[1], which excluded share-based compensation expenses from net income (loss), for the fourth quarter of 2022 increased by 199.8% to RMB81 million (US$12 million), compared with RMB27 million for the same period of 2021. Adjusted net income (non-GAAP) for 2022 increased by 85.6% year-over-year to RMB259 million (US$38 million) compared with RMB140 million for 2021.

•	EBITDA (non-GAAP)[2] for the fourth quarter of 2022 was negative RMB47 million (US$7 million). For 2022, EBITDA (non-GAAP) was RMB261 million (US$38 million). Adjusted EBITDA (non-GAAP)[3], which excluded share-based compensation expenses from EBITDA, for the fourth quarter of 2022 increased by 82.2% to RMB116 million (US$17 million), compared with RMB64 million for the same period of 2021. Adjusted EBITDA (non-GAAP) for 2022 increased by 41.9% year-over-year to RMB424 million (US$62 million) compared with RMB299 million for 2021.

SHANGHAI, China, March 30, 2023-- Atour Lifestyle Holdings Limited (“Atour” or the “Company”) (NASDAQ: ATAT), a leading hospitality and lifestyle company in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2022.

Fourth Quarter and Full Year 2022 Operational Highlights

As of December 31, 2022, there were 932 hotels with a total of 107,998 hotel rooms in operation across Atour’s hotel network, representing a rapid increase of 25% year-over-year in both hotels and rooms. As of December 31, 2022, there were 363 hotels under development in our pipeline.

The average daily room rate4 (“ADR”) was RMB388 for the fourth quarter of 2022, compared with RMB409 for the fourth quarter of 2021 and RMB424 for the previous quarter. The ADR for 2022 was RMB391, compared with RMB415 for the previous year.

The occupancy rate4 was 63.1% for the fourth quarter of 2022, compared with 65.1% for the fourth quarter of 2021 and 72.0% for the previous quarter. The occupancy rate for 2022 was 63.0%, compared with 67.7% for the previous year.

The revenue per available room4 (“RevPAR”) was RMB259 for the fourth quarter of 2022, compared with RMB282 for the fourth quarter of 2021 and RMB321 for the previous quarter. The RevPAR for 2022 was RMB261, compared with RMB295 for the previous year.

Note:

1 Adjusted net income (non-GAAP) is calculated as net income plus share-based compensation expenses.

2 EBITDA (non-GAAP) is calculated as earnings before interest expenses, interest income, income tax expense and depreciation and amortization.

3 Adjusted EBITDA (non-GAAP) is calculated as earnings before interest expenses, interest income, income tax expense, depreciation and amortization and share-based compensation expenses.

4 The ADR and RevPAR are calculated based on the tax inclusive room rates.

“ADR” refers to average daily room rate, which means room revenue divided by the number of rooms in use;

“occupancy rate” refers to the number of rooms in use divided by the number of available rooms for a given period;

“RevPAR” refers to revenue per available room, which is calculated by total revenues during a period divided by the number of available rooms of our hotels during the same period.

“I am delighted to report solid results for our first reporting period as a public company,” said Mr. Haijun Wang, Founder, Chairman and CEO of Atour. “For full-year 2022, we achieved a year-over-year increase of 5.4% in total revenues and recorded profitability for the fourth consecutive year. Our extensive hotel network and refined operations, as well as the distinctive lifestyle experiences we offer beyond accommodation, have empowered our rapid growth over the past decade. Moreover, these unique attributes have also aptly positioned us to capture growth opportunities in the post-pandemic era. We commenced 2023 with a defined roadmap to operate a total of 2,000 premier hotels by the end of 2025 and remain dedicated to delivering remarkable experiences to all of our customers, incremental value to our franchisees, and long-term growth to our shareholders,” Mr. Wang concluded.

Fourth Quarter and Full Year of 2022 Unaudited Financial Results

	Q4 2021	Q4 2022	2021FY	2022FY
(RMB in thousands)
Revenues:
Manachised hotels	346,336	364,866	1,220,301	1,360,843
Leased hotels	154,430	138,909	630,238	552,929
Retail revenues and others	91,352	122,398	297,038	349,211
Net revenues	592,118	626,173	2,147,577	2,262,983

Net revenues. Our net revenues for the fourth quarter of 2022 increased by 5.8% to RMB626 million (US$91 million) from RMB592 million for the same period of 2021, mainly driven by the increase in revenues from our manachised hotels and retail revenues and others. For 2022, net revenues increased by 5.4% to RMB2,263 million (US$328 million) from RMB2,148 million for 2021.

•	Manachised hotels. Revenues from our manachised hotels for the fourth quarter of 2022 increased by 5.4% to RMB365 million (US$53 million) from RMB346 million for the same period of 2021. For 2022, revenues from our manachised hotels increased by 11.5% to RMB1,361 million (US$197 million) from RMB1,220 million for 2021. These increases were primarily driven by the ongoing expansion of our hotel network. The total number of our manachised hotels increased from 712 as of December 31, 2021 to 899 as of December 31, 2022.

•	Leased hotels. Revenues from our leased hotels for the fourth quarter of 2022 decreased by 10.1% to RMB139 million (US$20 million) from RMB154 million for the same period of 2021. For 2022, revenues from our manachised hotels decreased by 12.3% to RMB553 million (US$80 million) from RMB630 million in 2021. These decreases were primarily due to diminished customer traffic and weakened consumption demand amid the resurgence of COVID-19 across China in 2022.

•	Retail revenues and others. Revenues from retail and others for the fourth quarter of 2022 increased by 34.0% to RMB122 million (US$18 million) from RMB91 million for the same period of 2021. For 2022, revenues from retail and others increased by 17.6% to RMB349 million (US$51 million) from RMB297 million for 2021. These increases were attributable to the rapid growth of our scenario-based retail business, driven by our hotel network expansion as well as growing recognition of our retail brand and our increasing capabilities in private label product offerings.

	Q4 2021	Q4 2022	2021FY	2022FY
(RMB in thousands)
Operating costs and expenses:
Hotel operating costs	(394,437)	(355,929)	(1,419,578)	(1,393,312)
Other operating costs	(51,620)	(68,135)	(163,324)	(186,685)
Selling and marketing expenses	(41,297)	(53,992)	(124,210)	(139,929)
General and administrative expenses	(62,485)	(217,041)	(197,064)	(350,009)
Technology and development expenses	(17,422)	(15,966)	(52,121)	(66,182)
Pre-opening expenses	-	-	(17,595)	-
Total operating costs and expenses	(567,261)	(711,063)	(1,973,892)	(2,136,117)

Operating costs and expenses for the fourth quarter of 2022 were RMB711 million (US$103 million), compared with RMB567 million for the same period of 2021. For 2022, total operating costs and expenses were RMB2,136 million (US$310 million), compared with RMB1,974 million for 2021. Excluding the impact from share-based compensation expenses of RMB163 million, operating costs and expenses for the fourth quarter of 2022 decreased by 3.4% to RMB548 million. For full-year 2022, operating costs and expenses were RMB1,973 million, excluding the impact from share-based compensation expenses, which were in line with 2021. RMB160 million of share-based compensation expenses was recognized in general and administrative expenses.

•	Hotel operating costs for the fourth quarter of 2022 decreased by 9.8% to RMB356 million (US$52 million) from RMB394 million for the same period of 2021. For 2022, hotel operating costs decreased by 1.9% to RMB1,393 million (US$202 million) from RMB1,420 million for 2021. These decreases were mainly attributable to our effective control of both expenses and labor costs amid the pandemic’s resurgence, along with pandemic-related lease concessions we received from landlords during the period.

•	Selling and marketing expenses for the fourth quarter of 2022 increased by 30.7% to RMB54 million (US$8 million) from RMB41 million for the same period of 2021. For 2022, selling and marketing expenses increased by 12.7% to RMB140 million (US$20 million) from RMB124 million for 2021. These increases were mainly driven by our increased investment in brand promotion and channel development for our scenario-based retail business.

•	General and administrative expenses for the fourth quarter of 2022 were RMB217 million (US$31 million), compared with RMB62 million for the same period of 2021. For 2022, general and administrative expenses were RMB350 million (US$51 million), compared with RMB197 million for 2021. Excluding the impact from share-based compensation expenses of RMB160 million, general and administrative expenses for the fourth quarter of 2022 decreased by 9.5% to RMB57 million, and for full-year 2022 decreased by 3.8% to RMB190 million.

•	Technology and development expenses for the fourth quarter of 2022 decreased by 8.4% to RMB16 million (US$2 million) from RMB17 million for the same period of 2021. For 2022, technology and development expenses increased by 27.0% to RMB66 million (US$10 million) from RMB52 million for 2021. The year-over-year increase was mainly attributable to our increased investments in technology systems and infrastructure to support our expanding hotel network and improve customer experience.

•	Pre-opening expenses were not incurred in 2022 as there were no newly-leased hotels on our opening schedule.

Other operating income for the fourth quarter of 2022 decreased by 35.3% to RMB7 million (US$1 million) from RMB10 million for the same period of 2021. For 2022, other operating income increased by 70.3% to RMB38 million (US$6 million) from RMB22 million for 2021.

Loss from operations for the fourth quarter of 2022 was RMB78 million (US$11 million), compared with income from operations of RMB35 million for the same period of 2021. For 2022, income from operations was RMB165 million (US$24 million) from RMB196 million for 2021.

Other income, net for the fourth quarter of 2022 was RMB2 million (US$0.3 million) compared with RMB2 million for the same period of 2021. For 2022, other expense, net was RMB1 million (US$0.1 million) compared with other income, net of RMB0.3 million for 2021.

Income tax expense for the fourth quarter of 2022 was RMB12 million (US$2 million) compared with RMB13 million for the same period of 2021. For 2022, income tax expense was RMB84 million (US$12 million) compared with RMB64 million for 2021.

Net loss for the fourth quarter of 2022 was RMB83 million (US$12 million), compared with net income of RMB27 million for the same period of 2021. For 2022, net income was RMB96 million (US$14 million), compared with RMB140 million for 2021.

Adjusted net income (non-GAAP), which excluded share-based compensation expenses, for the fourth quarter of 2022 was RMB81 million (US$12 million), an increase of 199.8% compared with RMB27 million for the same period of 2021. For 2022,adjusted net income (non-GAAP) was RMB259 million (US$38 million), an increase of 85.6% year-over-year compared with RMB140 million for 2021.

Basic and diluted loss per share/American depositary share (ADS). For the fourth quarter of 2022, basic and diluted loss per share were both RMB0.21 (US$0.03). Basic and diluted loss per ADS for the fourth quarter of 2022 were both RMB0.64 (US$0.09).

For 2022, basic and diluted income per share were both RMB0.26 (US$0.04). Basic and diluted income per ADS were both RMB0.78 (US$0.11).

EBITDA (non-GAAP) for the fourth quarter of 2022 was negative RMB47 million (US$7 million), compared with RMB64 million for the same period of 2021. For 2022, EBITDA (non-GAAP) was RMB261 million (US$38 million) compared with RMB299 million for 2021.

Adjusted EBITDA (non-GAAP), which excluded share-based compensation expenses from EBITDA, for the fourth quarter of 2022 was RMB116 million (US$17 million), an increase of 82.2% compared with RMB64 million for the same period of 2021. For 2022, adjusted EBITDA (non-GAAP) was RMB424 million (US$62 million), an increase of 41.9% year-over-year compared with RMB299 million for 2021.

Cash flows. Operating cash outflow for the fourth quarter of 2022 was RMB35 million (US$5 million). Investing cash outflow and financing cash inflow for the fourth quarter of 2022 were RMB174 million (US$25 million) and RMB365 million (US$53 million), respectively.

For 2022, operating cash inflow was RMB284 million (US$41 million), compared with RMB418 million for 2021. Investing cash outflow for 2022 was RMB192 million (US$28 million), compared with RMB42 million for 2021. Financing cash inflow for 2022 was RMB456 million (US$66 million), compared with financing cash outflow of RMB161 million for 2021.

Cash and cash equivalents and restricted cash. As of December 31, 2022, the Company had a total balance of cash and cash equivalents of RMB1,589 million (US$230 million) and restricted cash of RMB1 million (US$0.1 million).

Debt financing. As of December 31, 2022, the Company had total outstanding indebtedness of RMB174 million (US$25 million) and the unutilized credit facility available to the Company was RMB279 million.

Conference Call

The Company will host a conference call at 8:00 a.m. (U.S. Eastern time) on Thursday, March 30, 2023 (or 8:00 p.m. Beijing/Hong Kong time on the same day) following the announcement.

Event Title: Atour Fourth Quarter and Full Year 2022 Earnings Conference Call

Pre-registration Link:
https://register.vevent.com/register/BIe662368bb23042ab9fbc33f6244a11a5

All participants must pre-register for this conference call using the link provided above. Upon registering, each participant will receive a set of participant dial-in numbers and a personal PIN, which will be used to join the conference call.

Additionally, a live webcast of the conference call will be available on the Company’s investor relations website at https://ir.yaduo.com, and a replay of the webcast will be available following the session.

Use of Non-GAAP Financial Measures

To supplement the Company’s unaudited consolidated financial results presented in accordance with U.S. Generally-Accepted Accounting Principles (“GAAP”), the Company uses the following non-GAAP measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission: adjusted net income (loss), which is defined as net income (loss) excluding share-based compensation expenses; EBITDA, which is defined as earnings before interest expenses, interest income, income tax expense and depreciation and amortization; adjusted EBITDA, which is defined as EBITDA excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this release.

The Company believes that EBITDA is widely used by other companies in the hospitality industry and may be used by investors as a measure of the financial performance. Given the significant investments that the Company has made in leasehold improvements and other fixed assets of leased hotels, depreciation and amortization expense comprises a significant portion of the Company’s cost structure. The Company believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. Adjusted net income and adjusted EBITDA provide meaningful supplemental information regarding the Company’s performance by excluding share-based compensation expenses, as the investors can better understand the Company’s performance and compare business trends among different reporting periods on a consistent basis excluding share-based compensation expenses which are not expected to result in cash payment. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance. The Company believes these non-GAAP financial measures are also useful to investors in allowing for greater transparency with respect to supplemental information used regularly by Company management in financial and operational decision-making. The accompanying tables provide more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

The use of these non-GAAP measures has certain limitations as the excluded items have been and will be incurred and are not reflected in the presentation of these non-GAAP measures. Each of these items should also be considered in the overall evaluation of the results. The Company compensates for these limitations by providing the relevant disclosure of the relevant items both in its reconciliations to the U.S. GAAP financial measures and in its consolidated financial statements, all of which should be considered when evaluating the performance of the Company.

In addition, these measures may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate these measures in the same manner as the Company does.

About Atour Lifestyle Holdings Limited

Atour Lifestyle Holdings Limited (NASDAQ: ATAT) is a leading hospitality and lifestyle company in China, with a distinct portfolio of lifestyle hotel brands. Atour is the leading upper midscale hotel chain in China and is the first Chinese hotel chain to develop a scenario-based retail business. Atour is committed to bringing innovations to China’s hospitality industry and building new lifestyle brands around hotel offerings. For more information, please visit https://ir.yaduo.com.

Investor Relations Contact

Atour Lifestyle Holdings Limited

Email: ir@yaduo.com

Piacente Financial Communications

Email: Atour@tpg-ir.com

Tel: +86-10-6508-0677

ATOUR LIFESTYLE HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of RMB, except share data and per share data, or otherwise noted)

	As of	As of
	December 31,	December 31,
	2021	2022
	RMB'000	RMB'000	USD'000[1]
Assets
Current assets
Cash and cash equivalents	1,038,583	1,589,161	230,407
Short-term investments	-	157,808	22,880
Accounts receivable	99,961	132,699	19,239
Prepayments and other current assets	167,161	133,901	19,414
Amounts due from related parties	51,937	53,630	7,776
Inventories	58,575	57,460	8,331
Total current assets	1,416,217	2,124,659	308,047
Non-current assets
Restricted cash	946	946	137
Contract costs	62,415	67,270	9,753
Property and equipment, net	439,015	360,300	52,239
Operating lease right-of-use assets	-	1,932,000	280,114
Intangible assets, net	3,820	5,537	803
Goodwill	17,446	17,446	2,529
Other assets	182,581	141,335	20,492
Deferred tax assets	122,707	112,533	16,315
Total non-current assets	828,930	2,637,367	382,382
Total assets	2,245,147	4,762,026	690,429

Liabilities and equity
Current liabilities
Operating lease liabilities, current	-	319,598	46,337
Accounts payable	161,277	184,901	26,808
Deferred revenue	233,735	202,996	29,432
Salary and welfare payable	95,238	103,539	15,012
Accrued expenses and other payables	447,380	330,282	47,886
Income taxes payable	46,176	31,336	4,543
Short-term borrowings	64,808	142,828	20,708
Current portion of long-term borrowings	1,000	29,130	4,223
Amounts due to related parties	1,772	3,004	436
Total current liabilities	1,051,386	1,347,614	195,385
Non-current liabilities
Operating lease liabilities, non-current	-	1,805,402	261,759
Deferred revenue	267,909	277,841	40,283
Long-term borrowings, non-current portion	43,630	2,000	290
Other non-current liabilities	317,607	141,763	20,554
Total non-current liabilities	629,146	2,227,006	322,886
Total liabilities	1,680,532	3,574,620	518,271

1 Translations of balances in the consolidated financial statements from RMB into US$ for the fourth quarter of 2022 and full-year 2022 and as of December 31, 2022 are solely for readers’ convenience and were calculated at the rate of US$1.00=RMB 6.8972 representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2022.

ATOUR LIFESTYLE HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of RMB, except share data and per share data, or otherwise noted)

	As of	As of
	December 31,	December 31,
	2021	2022
	RMB'000	RMB'000	USD'000[1]
Equity
Class A ordinary shares	218	229	33
Class B ordinary shares	56	56	8
Additional paid in capital	764,502	1,286,189	186,480
Accumulated deficit	(176,403)	(78,304)	(11,353)
Accumulated other comprehensive loss	(8,947)	(10,865)	(1,575)
Total equity attributable to shareholders of the Company	579,426	1,197,305	173,593
Non-controlling interests	(14,811)	(9,899)	(1,435)
Total equity	564,615	1,187,406	172,158
Commitments and contingencies	-	-	-
Total liabilities and shareholders’ equity	2,245,147	4,762,026	690,429

ATOUR LIFESTYLE HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of RMB, except share data and per share data, or otherwise noted)

	Quarter Ended			Year Ended
	December 31,	December 31,		December 31,	December 31,
	2021	2022		2021	2022
	RMB'000	RMB'000	USD'000[1]	RMB'000	RMB'000	USD'000[1]
Revenues:
Manachised hotels	346,336	364,866	52,901	1,220,301	1,360,843	197,304
Leased hotels	154,430	138,909	20,140	630,238	552,929	80,167
Retail revenues and others	91,352	122,398	17,746	297,038	349,211	50,631
Net revenues	592,118	626,173	90,787	2,147,577	2,262,983	328,102
Operating costs and expenses:
Hotel operating costs	(394,437)	(355,929)	(51,605)	(1,419,578)	(1,393,312)	(202,011)
Other operating costs	(51,620)	(68,135)	(9,879)	(163,324)	(186,685)	(27,068)
Selling and marketing expenses	(41,297)	(53,992)	(7,828)	(124,210)	(139,929)	(20,288)
General and administrative expenses	(62,485)	(217,041)	(31,468)	(197,064)	(350,009)	(50,746)
Technology and development expenses	(17,422)	(15,966)	(2,315)	(52,121)	(66,182)	(9,594)
Pre-opening expenses	-	-	-	(17,595)	-	-
Total operating costs and expenses	(567,261)	(711,063)	(103,095)	(1,973,892)	(2,136,117)	(309,707)
Other operating income	10,057	6,511	944	22,371	38,094	5,523
Income (loss) from operation	34,914	(78,379)	(11,364)	196,056	164,960	23,918
Interest income	2,723	4,971	721	6,722	14,456	2,097
Gain from short-term investments	2,361	1,918	278	8,745	8,455	1,226
Interest expenses	(2,003)	(1,646)	(239)	(7,937)	(6,501)	(943)
Other income (expenses), net	2,179	2,245	325	301	(814)	(118)
Income (loss) before income tax	40,174	(70,891)	(10,279)	203,887	180,556	26,180
Income tax expense	(13,293)	(11,712)	(1,698)	(64,217)	(84,474)	(12,248)
Net (loss) income	26,881	(82,603)	(11,977)	139,670	96,082	13,932
Less: net loss attributable to non-controlling interests	(2,251)	(325)	(47)	(5,384)	(2,017)	(291)
Net income (loss) attributable to the Company	29,132	(82,278)	(11,930)	145,054	98,099	14,223
Less: accretion of redeemable Class A ordinary shares*	-	-	-	(15,115)	-	-
Net income (loss) available to shareholders of the Company	29,132	(82,278)	(11,930)	129,939	98,099	14,223
Net income (loss)	26,881	(82,603)	(11,977)	139,670	96,082	13,932
Other comprehensive (loss) income
Foreign currency translation adjustments, net of nil income taxes	(5,088)	(11,322)	(1,642)	(8,947)	(1,918)	(279)
Other comprehensive (loss) income, net of income taxes	(5,088)	(11,322)	(1,642)	(8,947)	(1,918)	(279)
Total comprehensive income (loss)	21,793	(93,925)	(13,619)	130,723	94,164	13,653
Comprehensive loss attributable to non-controlling interests	(2,251)	(325)	(47)	(5,384)	(2,017)	(291)
Comprehensive income (loss) attributable to the Company	24,044	(93,600)	(13,572)	136,107	96,181	13,944
Net income (loss) per ordinary share
—Basic	0.08	(0.21)	(0.03)	0.40	0.26	0.04
—Diluted	0.08	(0.21)	(0.03)	0.40	0.26	0.04
Weighted average ordinary shares used in calculating net income (loss) per ordinary share
—Basic	376,970,454	386,298,063	386,298,063	323,163,367	379,321,522	379,321,522
—Diluted	376,970,454	386,298,063	386,298,063	323,163,367	381,598,689	381,598,689

* Represent Series A Shares of Atour Shanghai prior to Restructuring

ATOUR LIFESTYLE HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of RMB, except share data and per share data, or otherwise noted)

	Quarter Ended			Year Ended
	December 31,	December 31,		December 31,	December 31,
	2021	2022		2021	2022
	RMB'000	RMB'000	USD'000[1]	RMB'000	RMB'000	USD'000[1]
Cash flows from operating activities:
Net cash generated from (used in) operating activities	137,156	(35,018)	(5,077)	417,879	283,677	41,129
Cash flows from investing activities:
Payment for purchases of property and equipment	(7,795)	(12,630)	(1,831)	(63,973)	(36,425)	(5,281)
Payment for purchases of intangible assets	(432)	(1,663)	(241)	(1,997)	(2,805)	(407)
Payment for purchases of short-term investments	(1,472,900)	(1,080,450)	(156,651)	(4,303,920)	(2,931,000)	(424,955)
Proceeds from maturities of short-term investments	1,595,261	920,918	133,521	4,312,665	2,778,005	402,773
Repayment of loans due from third parties	7,000	-	-	15,000	-	-
Net cash generated from (used in) investing activities	121,134	(173,825)	(25,202)	(42,225)	(192,225)	(27,870)
Cash flows from financing activities:
Acquisition of non-controlling interests	-	-	-	-	(350)	(51)
Proceeds from borrowings	-	30,000	4,350	218,434	199,000	28,852
Repayment of borrowings	(93,250)	(58,000)	(8,409)	(230,430)	(134,480)	(19,498)
Repurchase of ordinary shares	-	-	-	(111,260)	-	-
Distribution to shareholders	-	-	-	(20,645)	-	-
Proceeds from initial public offering	-	400,068	58,004	-	400,068	58,005
Payment for initial public offering costs	(4,357)	(7,207)	(1,045)	(17,179)	(7,928)	(1,149)
Net cash (used in) generated from financing activities	(97,607)	364,861	52,900	(161,080)	456,310	66,159
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(8,181)	(2,250)	(327)	(8,181)	2,816	408
Net increase in cash, cash equivalents and restricted cash	152,502	153,768	22,294	206,393	550,578	79,826
Cash and cash equivalents and restricted cash at the beginning of the period	887,027	1,436,339	208,250	833,136	1,039,529	150,718
Cash and cash equivalents and restricted cash at the end of the period	1,039,529	1,590,107	230,544	1,039,529	1,590,107	230,544

ATOUR LIFESTYLE HOLDINGS LIMITED
UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

	Quarter Ended			Year Ended
	December 31,	December 31,		December 31,	December 31,
	2021	2022		2021	2022
	RMB'000	RMB'000	USD'000[1]	RMB'000	RMB'000	USD'000[1]
Net income (loss) (GAAP)	26,881	(82,603)	(11,977)	139,670	96,082	13,932
Share-based compensation expenses	-	163,193	23,661	-	163,193	23,661
Adjusted net income (non-GAAP)	26,881	80,590	11,684	139,670	259,275	37,593

	Quarter Ended			Year Ended
	December 31,	December 31,		December 31,	December 31,
	2021	2022		2021	2022
	RMB'000	RMB'000	USD'000[1]	RMB'000	RMB'000	USD'000[1]
Net income (loss) (GAAP)	26,881	(82,603)	(11,977)	139,670	96,082	13,932
Interest income	(2,723)	(4,971)	(721)	(6,722)	(14,456)	(2,097)
Interest expenses	2,003	1,646	239	7,937	6,501	943
Income tax expense	13,293	11,712	1,698	64,217	84,474	12,248
Depreciation and amortization	24,249	27,112	3,931	93,911	88,561	12,840
EBITDA (non-GAAP)	63,703	(47,104)	(6,830)	299,013	261,162	37,866
Share-based compensation expenses	-	163,193	23,661	-	163,193	23,661
Adjusted EBITDA (non-GAAP)	63,703	116,089	16,831	299,013	424,355	61,527

—Financial Tables and Operational Data Follow—

Key Operating Data

	Number of Hotels[2]			Number of Rooms
	Opened in FY22	Closed in FY22	As of December 31, 2022	As of December 31, 2022
Manachised hotels	191	4	899	102,945
Leased hotels	0	0	33	5,053
Total			932	107,998

		Properties
Brand	Positioning	Manachised	Leased	Rooms
A.T. House	Luxury		1	214
Atour S	Upscale	45	9	8,235
ZHOTEL	Upscale	1		52
Atour	Upper midscale	731	22	87,709
Atour X	Upper midscale	48		4,893
Atour Light	Midscale	74	1	6,895
Total		899	33	107,998

2 Includes 53 hotels being requisitioned by the government for quarantine needs in response to the COVID-19 outbreak, which were not in operation as of December 31, 2022.

	Three Months	Three Months Ended December 31, 2021		Three Months Ended December 31, 2022		Year Ended December 31, 2021			Year Ended December 31, 2022
	Ended December 31, 2019	Exclusive of requisitioned hotels[3]	Inclusive of requisitioned hotels	Exclusive of requisitioned hotels[3]	Inclusive of requisitioned hotels	Year Ended December 31, 2019	Exclusive of requisitioned hotels[3]	Inclusive of requisitioned hotels	Exclusive of requisitioned hotels[3]	Inclusive of requisitioned hotels
Occupancy rate (in percentage)
Manachised hotels	73.1%	65.0%	63.9%	62.8%	59.5%	72.3%	67.4%	66.8%	62.9%	60.6%
Leased hotels	83.3%	65.9%	66.7%	67.3%	69.0%	83.0%	70.8%	71.1%	65.8%	67.2%
All hotels	74.0%	65.1%	64.1%	63.1%	60.0%	73.4%	67.7%	67.0%	63.0%	60.9%

ADR (in RMB)
Manachised hotels	410.4	401.5	398.8	382.6	369.5	415.9	407.4	405.2	386.4	379.0
Leased hotels	532.8	522.5	515.6	468.6	453.3	530.1	517.0	513.3	465.0	463.2
All hotels	422.5	409.3	406.3	387.8	374.2	429.5	415.2	412.7	391.2	383.9

RevPAR (in RMB)
Manachised hotels	315.4	275.9	269.4	254.4	233.1	313.7	288.1	283.7	256.3	243.2
Leased hotels	471.3	369.0	369.1	341.7	340.9	463.7	388.1	387.5	330.6	336.9
All hotels	329.2	281.8	275.5	259.3	238.4	329.5	294.9	290.5	260.7	248.1

3 Excludes, for purposes of calculating these key operating metrics, approximately 460 thousand, 1,970 thousand, 1,191 thousand, and 5,532 thousand room-nights related to hotel rooms that were requisitioned by the government for quarantine needs in response to the COVID-19 outbreak or otherwise became unavailable due to temporary hotel closures in the three months ended December 31, 2021 and 2022, and the year ended 2021 and 2022, respectively. The ADR and RevPAR are calculated based on tax inclusive room rates.